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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Strategic Financial Alliance, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Tatum	678-954-4028	atatum@thesfa.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

500 Ridgefield Court	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Tatum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Strategic Financial Alliance, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NANCY L LANIER
COMMISSION EXPIRES
NOTARY
PUBLIC
JANUARY 24, 2029
DEKALB COUNTY, GEORGIA

Signature:

Title: Chief Accounting Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Strategic Financial Alliance, Inc.
Financial Statements
December 31, 2024

The Strategic Financial Alliance, Inc.
Financial Statements
Table of Contents



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheet of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2024, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Additional Information as of December 31, 2024 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2021

Asheville, North Carolina

April 23, 2025

The Strategic Financial Alliance, Inc.
Balance Sheet
As of December 31, 2024

Assets

Cash	$	2,352,233
Deposit with clearing organization		100,000
Commissions receivable		737,200
Other receivables		358,998
Prepaid expenses		388,411
Property and equipment, at cost less accumulated depreciation of $172,070		13,805
Right to use asset		956,665
Total assets	$	4,907,312

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	618,193
Commissions payable		837,898
Due to parent		4,222
Short-term notes payable		401,766
Lease Liability		1,070,140
Total liabilities		2,932,219

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 authorized; 15,650 shares issued and outstanding		157
Additional paid-in capital		562,868
Retained earnings		1,412,068
Total stockholder's equity		1,975,093
Total liabilities and stockholder's equity	$	4,907,312

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.
Statement of Operations
For the Year Ended December 31, 2024

Revenue:		
Commissions	$	16,076,564
Asset management		5,779,886
Other income		5,353,550
		27,210,000
Expenses:		
Commissions and fees		14,251,328
Asset management fees		5,218,794
Salaries and benefits		3,914,894
General and administrative		1,903,582
Information technology		536,656
Insurance		457,220
Professional Fees		517,374
Rent		317,296
		27,117,144
Income before income taxes		92,856
Income tax expense		24,500
Net income	$	68,356

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2024

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2023	15,650	$ 157	$ 562,868	$ 1,643,712	$ 2,206,737
Dividends Paid	-	-	-	(300,000)	(300,000)
Net Income	-	-	-	68,356	68,356
Balance at December 31, 2024	15,650	$ 157	$ 562,868	$ 1,412,068	$ 1,975,093

The accompanying notes are an integral part of these financial statements


The Strategic Financial Alliance, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024


Cash flows from operating activities:		
Net Income	$	68,356
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		14,197
Amortization of right of use asset		254,150
Amortization of forgiveable loans		31,729
Changes in assets and liabilities:		
Commissions receivable		(158,350)
Other receivables		(22,128)
Prepaid expenses		91,684
Proceeds from sale of short term investment		40,000
Accounts payable and accrued expenses		347,874
Commissions payable		(49,687)
Due to parent		(259,356)
Reduction of lease liability		(269,298)
Deferred income		(39,359)
Net cash provided by operating activities		49,812
Cash flows from financing activities:		
Borrowings under short-term notes payable		534,946
Repayments of short-term notes payable		(579,591)
Dividends Paid		(300,000)
Net cash used in financing activities		(344,645)
Net change in cash		(294,833)
Cash at beginning of year		2,647,066
Cash at end of year	$	2,352,233
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest:	$	$35,302


The accompanying notes are an integral part of these financial statements


Note 1: Nature of Operations and Summary of Significant Accounting Policies

<u>Nature of Operations and Basis of Presentation</u>
The Strategic Financial Alliance, Inc. (the Company) was incorporated in 2003 under the laws of the State of Georgia as a wholly owned subsidiary of SFA Holdings, Inc. ("SFAH") and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is dually registered as a Broker-Dealer and a Registered Investment Advisor and maintains a network of independent registered representatives and independent investment advisor representatives licensed throughout the United States operating under local offices of supervisory jurisdiction. The Company sells various securities to customers, including stocks, bonds, mutual funds, annuities and direct participation programs on a fully disclosed basis, and all trades are cleared through an unrelated clearing broker. The Company also offers access to third-party asset managers, financial plans, and asset management services.

<u>Use of Estimates in Financial Statements</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Segment Disclosures</u>
In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (ASU 2023-07). The standard requires disclosure of the Chief Operating Decision Maker (CODM) and information about segment expenses.

The Company has one operating segment, retail brokerage services.

The Company's CODM is the President who assesses the Company's performance and makes decisions about resource allocation. The CODM regularly uses GAAP income before taxes to evaluate the segment's performance and allocate capital. The information regularly provided to the CODM on the segment's and expenses align with the categories presented in the Statement of Operations.

The Company earned $87,327 of interest income that is included as part of other income and paid $35,302 of interest expense that is included in general and administrative expense in the Statement of Operations for the year ended December 31, 2024.

The accounting policies for the reportable segment are the same as for the entity.

The Company adopted the standard effective January 1, 2024

<u>Revenue Recognition</u>
Commissions: The Company receives commissions for the sale of various financial products and records revenue from sales on the trade date. The Company believes the performance obligation is satisfied on

the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. The Company may also receive ongoing revenue which is recognized as earned based on the terms of the underlying agreements. The Company meets its performance obligations at the time of sale, though fees may be earned for the duration of each customer investment. These commissions may be based on a percentage of market value (or net asset value) as of each month-end, thus variable consideration is recognized by the Company when such fees can be estimated with a high degree of certainty. Included in commissions revenue is $7,494,879 of variable compensation.

Asset management fees: The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Other income: Other income consists of fees charged to registered representatives and recognized weekly, marketing and due diligence fees charged to product sponsors and recognized according to various contracts with the sponsors, and conference revenue which is recognized on the date of the event.

Concentrations of Credit Risk
Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Deposit with Clearing Organization
A deposit of $100,000 is held by the clearing broker as a condition of SFA's Fully Disclosed Clearing Agreement.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the balance sheet at carrying amounts that approximate fair values because of the short maturity of the instruments.

Repayable and Forgivable Notes Receivable from Registered Representatives
The Company makes loans at various interest rates with terms of three to eight years to select independent registered representatives. Each year, a portion of these loans may be forgiven if the representative meets requirements specified in the loans. Amortization expense for the forgiveness of the loans is recorded on a straight-line basis over the stated life of the loans. The loans, totaling $157,118 net of accumulated amortization, are included in other receivables on the Balance Sheet. Amortization associated with these loans was $31,729 in 2024. As of December 31, 2024, no amounts are deemed to be uncollectible.

Allowance for Credit Losses
The Company's commissions and other receivables are subject to an allowance for credit losses. The Company's receivables are usually short term in nature and an allowance for credit losses is not necessary and no allowance has been recorded as of December 31, 2024 and no losses have been recognized for the year ended December 31, 2024.

Property and Equipment

Equipment and improvements are recorded at cost, less accumulated depreciation and capitalized while maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment - three years, computer software - three years, furniture and fixtures - seven years.

Income Taxes
The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated income tax return of SFAH. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from SFAH. Accordingly, SFAH, deferred income taxes are provided for temporary differences if any, between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company has determined that net deferred tax items are immaterial and not recorded in these financial statements.

Right of Use Asset and Lease Liability
The right of use asset represent the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Note 2: Property and Equipment

A summary of property and equipment at December 31, 2023 follows:

Office and computer equipment	$	100,480
Furniture and fixtures		14,453
Computer software		70,942
		185,875
Less: accumulated depreciation		(172,070)
	$	13,805

Depreciation expense associated with property and equipment was $14,197 in 2024.

Note 3: Short-Term Notes Payable

The Company finances insurance premiums over the life of the related policy under an unsecured note payable dated October 15, 2024. The face value of the note totals $534,946 and bears interest at 6.55%. The note requires 11 monthly installments of principal and interest of $45,868 and matures October 14, 2025. The principal balance under the note totals $401,766 at December 31, 2024.

Note 4: Income Taxes

Provision for federal and state income taxes consists of the following:

Current:		
Federal	$	19,500
State		5,000
Total	$	24,500

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income. The primary differences result from the impact of state taxes and permanent adjustments relating to meals and entertainment which are immaterial.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, Income Taxes. ASC 740 defines a criterion that an individual tax position must meet for any part of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured at the largest amount of tax expense or benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2024, the Company had no unrecognized tax positions, no unaccrued interest or penalties related to unrecognized tax positions and does not anticipate a change in the amount of unrecognized tax positions within the next 12 months. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2021.

Note 5: Commitments and Contingencies

As of December 31, 2024, the Company had one Sublease with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2020, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease using a discount rate of 5.25%. The right of use asset and the lease liability were $956,665 and $1,070,140 respectively, as of December 31, 2024.

Minimum payments under the lease as of December 31, 2024 are as follows:

2025	$	341,161
2026		349,690
2027		358,432
2028		121,452
Total undiscounted lease payments		1,170,735
Effect of discounted cash flows		(100,595)
Total lease liability	$	1,070,140

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense amounted to $317,296 for 2024. The Company is also responsible for certain variable operating costs as part of the Sublease. The right of use liability does not include the variable lease costs as they are accounted for separately. There were no variable lease costs in 2024.

The Company is subject to various claims and legal proceedings that have the potential to materially impact the Company. However, there are no current claims outstanding which the Company believes will result in a material outcome.

Note 6: Related Party Transactions

During 2024 the Company paid SFAH $3,914,894 for salaries and benefits of SFAH personnel acting on behalf of the Company.

The Company also paid SFAH $1,088,000 charged to related entities, Timbrel Capital, LLC and Strategic Blueprint, LLC for shared services for the year ended December 31, 2024.

During 2024, the Company paid SFAH rent of $332,840 under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2020 (the "Sublease"). The Sublease automatically renews annually for an additional year unless notice of termination is given by the Company.

During 2024, the Company paid SFAH $80,873 for allocated depreciation.

The Company collects and remits commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. ("SFAI").

At December 31, 2023, the Company owed SFAH $4,222.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital the greater of $25,000 or 6.67% of aggregate indebtedness. This also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 1500%. At December 31, 2024, the Company had net capital of $1,177,480, which was $1,045,686 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 167.89% as of December 31, 2024.

Note 8: Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through April 23, 2025, the date the financial statements were issued and no other subsequent events were noted.

Supplemental Information

The Strategic Financial Alliance, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

Total stockholder's equity	$	1,975,093
Deduct amounts not allowable for net capital:		
Commissions and other receivables		395,397
Prepaid expenses		388,411
Property and equipment		13,805
Total stockholder's equity qualified for net capital		1,177,480
Net capital	$	1,177,480
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	131,794
Excess net capital	$	1,045,686
Aggregate indebtedness	$	1,976,913
Percentage of aggregate indebtedness to net capital		167.89%

Note: There were no material differences between the calculation of net capital per Part II-A of the Focus Report X-17A5 as of December 31, 2024 and the calculation of net capital per the audited financial statements as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm

The Strategic Financial Alliance, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

Computation for Determination of the Reserve Requirement under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 and Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 CFR § 240.17a-5.

Information related to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2024.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying *Management's Exemption Report*, in which (1) The Strategic Financial Alliance, Inc. (the "Company") claimed an exemption from 17 CFR §240.15c3-3 under the following provisions of 17 CFR §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) investment advisory services, (3) conference and educational services, and/or (4) compliance and administrative services and providing technology or platform services to registered representatives; and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions, and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of* 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Forvis Mazars, LLP

Asheville, North Carolina

April 23, 2025

The Strategic Financial Alliance, Inc.
Management's Exemption from Rule 15c3-3
Of the Securities and Exchange Commission
As of December 31, 2024

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed exemption from 17 C.F.R.§240.15c3-3(k): (2)(i) and (2)(ii) throughout the most recent fiscal year without exception.

2) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) investment advisory services, (3) conference and educational services, and/or (4) compliance and administrative services and providing technology or platform services to registered representatives; and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Strategic Financial Alliance, Inc.

I, Anna Tatum, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anna Tatum

Anna Tatum

Chief Accounting Officer

April 23, 2025



**Independent Registered Public Accounting Firm's Agreed-Upon Procedures
Report on General Assessment Reconciliation (Form SIPC-7)**

Board of Directors and Shareholder
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of The Strategic Financial Alliance, Inc. (the "Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $5,700 for item 4(h), Other revenue, between the SIPC7 and underlying support;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Asheville, North Carolina
April 23, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
THE STRATEGIC FINANCIAL ALLIANCE   8-65885

For the fiscal period beginning ____1/1/2024____ and ending __12/31/2024__

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 27,209,999.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 27,209,999.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 10,443,787.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 60,522.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 601,236.00
h	Other revenue not related either directly or indirectly to the securities business.	$ 8,544,020.00

Deductions in excess of $100,000 require documentation

5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 35,302.00
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c	Enter the greater of line 5a or 5b	$ 35,302.00
6		Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 19,684,867.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 7,525,132.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 11,287.00
9		Current overpayment/credit balance, if any			$ 2,013.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 5,810.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 5,810.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 0.00		
	d	Add lines 11a through 11c		$ 5,810.00	
12		**LESSER** of line 10 or 11d.			$ 5,810.00
13	a	Amount from line 8		$ 11,287.00	
	b	Amount from line 9		$ 2,013.00	
	c	Amount from line 12		$ 5,810.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,464.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,464.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-65885	DEA: FINRA	2024	Dec

MEMBER NAME THE STRATEGIC FINANCIAL ALLIANCE
MAILING ADDRESS 2200 CENTURY PARKWAY
SUITE 500
ATLANTA, GA 30345

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

THE STRATEGIC FINANCIAL ALLIANCE
(Name of SIPC Member)

Anna Elise Tatum
(Authorized Signatory)

3/3/2025
(Date)

atatum@thesfa.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.